

SECURITIES



08031163

Washington, D.C. 20549

Washington, DC
105

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 53523 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2007_____ AND ENDING____December 31, 2007____

MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.J. Bradley Company Investment Banking/Capital Markets

| OFFICIAL USE ONLY |
| --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
| --- |

201 Columbine Street, Suite 300

(No. and Street)

Denver                                  Colorado                                  80206

(City)                                     (State)                                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bradley                                                              (303) 825-5670

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP

(Name – *if individual, state last, first, middle name*)

9605 South Kingston Court, Suite 200            Englewood            Colorado            80112

(Address)                                  (City)                                  (State)                                  (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

**APR 1 6 2008**

**THOMSON FINANCIAL**

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, _____ William J. Bradley _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

W.J. Bradley Company Investment Banking/Capital Markets _____ , as of ____ December 31 _____ , 2007 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☑ (o) Independant auditors' report
- ☑ (p) A report on internal control

# W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

## FINANCIAL STATEMENTS
## FOR THE YEAR ENDED
## DECEMBER 31, 2007

# W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS.

## TABLE OF CONTENTS



## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
W.J. Bradley Company Investment Banking/Capital Markets
Denver, Colorado

We have audited the accompanying statement of financial condition of W.J. Bradley Company Investment Banking/Capital Markets as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.J. Bradley Company Investment Banking/Capital Markets as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computation of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Richey, May & Co.*

Englewood, Colorado
March 28, 2008

RICHEY, MAY & CO., LLP ▪ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ▪ SUITE 200 ▪ ENGLEWOOD, COLORADO 80112 ▪ 303/721-6131 ▪ FAX: 303/721-6232

## W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2007

### ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 53,556 |
| Prepaid expenses | | 6,750 |
| Total current assets | | 60,306 |

| | | |
|---|---|---|
| TOTAL ASSETS | $ | 60,306 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

**CURRENT LIABILITIES**

| | | |
|---|---|---|
| Accounts payable | $ | 1,657 |
| Total liabilities | | 1,657 |

**STOCKHOLDERS' EQUITY**

| | |
|---|---|
| Common stock, no par value, 1,000,000 shares authorized, 17,000 shares issued and outstanding | 17,000 |
| Additional paid in capital | 45,285 |
| Retained earnings (deficit) | (3,636) |
| Total stockholders' equity | 58,649 |

| | | |
|---|---|---|
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 60,306 |

The accompanying notes are an integral part
of these financial statements.

## W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
### STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---:|
| **REVENUE** | | |
| Consulting income | $ | 205,000 |
| | | |
| **EXPENSES** | | |
| Salaries, commissions and benefits | | 109,394 |
| General and administrative | | 44,965 |
| Total expenses | | 154,359 |
| | | |
| **NET INCOME** | $ | 50,641 |

The accompanying notes are an integral part
of these financial statements.

# W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | Common Stock | | Paid-In | Retained Earnings | Total |
| | Shares | Amount | Capital | (Deficit) | |
|---|---|---|---|---|---|
| Balance, December 31, 2006 | 17,000 | $ 17,000 | $ 45,285 | $ (27,276) | $ 35,009 |
| Stockholder distributions | - | - | - | (27,000) | (27,000) |
| Net income | - | - | - | 50,641 | 50,641 |
| Balance, December 31, 2007 | 17,000 | $ 17,000 | $ 45,285 | $ (3,635) | $ 58,650 |

The accompanying notes are an integral part
of these financial statements.

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# W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS
## STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 50,641 |
| (Increase) decrease in - | | |
| Prepaid expenses | | 1,949 |
| Increase (decrease) in- | | |
| Accounts payable | | (138) |
| Net cash provided by operating activities | | 52,452 |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Stockholder distributions | | (27,000) |
| Net cash (used) by financing activities | | (27,000) |
| | | |
| INCREASE IN CASH AND CASH EQUIVALENTS | | 25,452 |
| | | |
| CASH AND CASH EQUIVALENTS, | | |
| BEGINNING OF YEAR | | 28,104 |
| | | |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ | 53,556 |

The accompanying notes are an integral part
of these financial statements.

5

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

W.J. Bradley Company Investment Banking/Capital Markets (the "Company"), a Colorado corporation, is a registered broker dealer formed on July 9, 2001. The Company received its approval as a broker dealer in February 2002. The Company is wholly owned by W.J. Bradley Company (the "Parent").

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was formed to provide merger and acquisition advisory services in addition to private placement of debt and equity and private Direct Participation Programs to clients primarily in the residential mortgage banking industry. The Company does not hold customer funds or securities.

The Company's operations are headquartered in Denver, Colorado.

### Investment Banking and Advisory Services

The Company earned substantially all of its revenue from investment banking and advisory services which include private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable deposit, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable deposits as revenue when services are delivered or performed over the term of the arrangement (generally less than 6 months), recognizes service fees as revenue when the related services are provided, and recognizes transaction fees as revenue when the underlying transaction is complete.

### Concentrations

During the year ended December 31, 2007, third-party clients accounted for approximately 17% of the Company's total investment banking and advisory service revenue. In addition, approximately 85% of the Company's total investment banking and advisory service revenue was received from a related entity (Note C).

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Company's parent company has elected to be taxed as a Subchapter S Corporation under the Internal Revenue Code. Accordingly, no income tax provision has been recorded in the financial statements, as all items of income and expense generated by the Company are reported on the stockholder's personal income tax return.

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Advertising
Advertising is expensed as incurred.

### Cash and Cash Equivalents
For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company periodically maintains cash balances in financial institutions in excess of FDIC insurance limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these deposits.

### Recently Issued Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability when it enters into an obligation to service a financial asset under a servicing contract. All separately recognized servicing assets and liabilities are to be initially measured at fair value, if practicable. Either the amortization or fair-value measurement method may be used on subsequent measuring of the separately serviced assets and liabilities. The financial impact, if any, upon adoption on January 1, 2008 has not yet been determined.

 In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, which provides a framework for measuring fair value when such measurements are utilized for accounting purposes.  The framework focuses on an exit price in the principal market accessible in an orderly transaction between willing market participants.  SFAS No. 157 establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices for identical assets or liabilities in an active market and the Level 3 representing estimated values based on unobservable inputs.  Under SFAS No. 157, related disclosures are segregated for assets and liabilities measured at fair value based on the level used within the hierarchy to determine their fair values.  SFAS No. 157 is effective on January 1, 2008, and the financial impact, if any, upon adoption has not yet been determined.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 155.  SFAS No. 159 permits fair value accounting to be irrevocably elected for certain financial assets and liabilities at the time of acquisition on an individual contract basis or at a re-measurement event date.  Upon adoption of SFAS No. 159, January 1, 2008, fair value accounting may also be elected for existing financial assets and liabilities.  For those instruments for which fair value accounting is elected, changes in fair value will be recognized in earnings.  Fees and costs associated with origination or acquisition will be recognized as incurred rather than deferred.  The financial impact, if any, upon adoption on January 1, 2008 has not yet been determined.

In December 2007 the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 which requires an entity to account for transactions involving non-controlling interests such as change in ownership and deconsolidating subsidiaries consistently.

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

When a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary should be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment rather than the carrying amount of that retained investment. It also requires certain disclosures on the face of the statement of operations. The ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income. A non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS No. 160 is effective on January 1, 2009 and the financial impact, if any, upon adoption on January 1, 2009 has not yet been determined.

## B. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had a net capital of $51,899, which was $46,899 in excess of its required net capital of $5,000 and the Company had a percentage of aggregate indebtedness to net capital of 3%.

There are no reconciling items between the Company's computation of net capital and the computation based on the audited financial statements.

## C. RELATED PARTY TRANSACTIONS

Under a management agreement, the parent provides certain general and administrative services to the Company. These expenses are not charged to the Company and are not recorded in the Company's financial statements because the Company's parent has agreed in writing, to assume responsibility for these expenses.

The Company also provides consultation services to an entity whose owner is the sole owner of the Company's parent. During the year ended December 31, 2007, the Company received a total of $175,000 for consulting services and transaction fees for investment banking and advisory services provided to the entity.

## D. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash, short-term receivables, and short-term payables approximate their fair value at December 31, 2007.

SUPPLEMENTAL INFORMATION

## W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKET
## COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2007

| | | |
|---|---|---|
| Total stockholders' equity | $ | 58,649 |
| Deductions and/or charges: | | |
| Non-allowable assets | | (6,750) |
| Net capital before haircuts on securities positions | | 51,899 |
| Haircuts and undue concentration | | - |
| NET CAPITAL | $ | 51,899 |
| MINIMUM NET CAPITAL REQUIREMENT (Greater of $5,000 or 6.66% of aggregate indebtedness) | $ | 5,000 |
| EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS | $ | 46,899 |
| AGGREGATE INDEBTEDNESS | $ | 1,657 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 3% |



To the Board of Directors
W.J. Bradley Company Investment Banking/Capital Markets

In planning and performing our audit of the financial statements and supplemental schedules of W.J. Bradley Company Investment Banking/Capital Markets, as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

10

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated March 28, 2008.

> Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Therefore, normal internal controls and procedures for recording, reviewing and reporting transactions are not present in the Company. The president of the Company is aware of the weakness in internal control; however, due to the size of the Company, the president does not believe it is practical to have additional accounting or bookkeeping personnel. The president has informed us that he reviews all transactions and books of original entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate, as noted above, at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ricky, May & Co.*

Englewood, Colorado
March 28, 2008.

# END

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